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       Filed by First State Bancorporation Pursuant to
       Rule 425 of the Securities Act of 1933
       Subject Company:    First Community Industrial Bank, a subsidiary of
                           Washington Mutual, Inc.
       Commission File No. 001-14667

The following press release was issued by First State Bancorporation on May 23, 2002:

[FIRST STATE BANCORPORATION LOGO]
                                  NEWS RELEASE

H. Patrick Dee               Brian C. Reinhardt          Alan Gulick
Chief Operating Officer      Chief Financial Officer     Washington Mutual, Inc.
First State Bancorporation   First State Bancorporation  (206) 377-3637
(505) 241-7102               (505) 241-7598


      First State Bancorporation to Acquire First Community Industrial Bank
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          a Subsidiary of Washington Mutual; Conference Call Scheduled
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             for 10:00AM Mountain Daylight Time Friday, May 24, 2002
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     ALBUQUERQUE, NEW MEXICO, MAY 23, 2002. First State Bancorporation (NASDAQ:
FSNM) announced today that it has entered into a definitive agreement in which it will acquire First Community Industrial Bank, a wholly owned indirect subsidiary of Washington Mutual, Inc. (NYSE:WM), for $67.0 million in cash. First Community is an industrial bank headquartered in Denver, Colorado with assets of $417 million, deposits of $242 million and net loans of $360 million at March 31, 2002. First Community operates six branches in the Colorado Front Range market area, which includes the Denver MSA, and three branches in the Salt Lake City and Ogden area.

     First State Bancorporation is the $828 million asset commercial bank holding company for First State Bank, which operates 21 branches in Albuquerque and throughout Northern New Mexico. First State Bancorporation has the sixth largest deposit market share in New Mexico and has grown from total assets of $252 million at December 31, 1995 to $828 million at December 31, 2001, with earnings per diluted share growth from $0.50 for the year ended December 31, 1995 to $1.61 for the year ended December 31, 2001.

     "Expanding into the Colorado Front Range and Salt Lake City markets presents an excellent opportunity for First State Bancorporation to continue its superior balance sheet growth," Chief Executive Officer Michael Stanford commented. "This acquisition is an excellent opportunity to move into high growth markets such as Denver and Salt Lake City and leverage our deposit and lending platform. With First Community Industrial Bank's charter they are unable to accept demand deposits, but with our experience and tradition of highly responsive customer service we should be able to grow First Community's franchise quickly. We have profitably quadrupled in size over the past eight years by providing exceptional service to customers. First Community offers us a well managed loyal customer base who will immediately benefit from our additional services while we go about the business of expanding our franchise to serve two huge markets," continued Stanford.

     Pro forma for the acquisition, First State Bancorporation will have total assets of approximately



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$1.3 billion. First State Bancorporation's 30-branch network will span from
Albuquerque, New Mexico to Denver, Colorado with branches in Salt Lake City,
Utah.

     First State expects to finance the acquisition through the issuance of a combination of equity and trust preferred securities. First Community will be merged into First State's banking subsidiary.

     The transaction, which is subject to regulatory approval, is expected to close in the early part of the fourth quarter of 2002 with operational integration to follow soon after.

     Craig Chapman, President of Washington Mutual's Specialty Finance Division, said the sale is part of Washington Mutual's ongoing strategy of redeploying capital resources to support growth in its core businesses. Washington Mutual expects to record a gain, which will be non-material to the company's 2002 earnings, upon closing of the transaction. "We are extremely happy to have found a new home for First Community, its customers, and its employees with First State, a partner who shares our commitment to delivering superior customer service," Chapman added.

     A conference call has been scheduled for Friday, May 24, 2002 at 10:00 a.m. Mountain Daylight Time, 12:00p.m. Eastern Daylight Time to discuss this transaction. First State Bancorporation will provide an online, simulcast of this conference call. The online simulcast will be available at www.fsbnm.com on May 24, 2002, beginning at 10:00 a.m. Mountain Daylight Time. The online replay will follow immediately and continue for 10 days after the original call.

     First State Bancorporation is the only publicly traded New Mexico based commercial bank holding company. First State provides services to customers from a total of 21 locations in Albuquerque, Taos, Rio Rancho, Santa Fe, Los Lunas, Bernalillo, Placitas, Questa, Moriarty, Belen, and Pojoaque, New Mexico. On Wednesday, May 22, 2002, First State's stock closed at $26.13 per share.

     With a history dating back to 1889, Washington Mutual is a national financial services company that provides a diversified line of products and services to consumers and small- to mid-sized businesses. At March 31, 2002, Washington Mutual and its subsidiaries had assets of $275.22 billion. Washington Mutual currently operates more than 2,400 consumer banking, mortgage lending, commercial banking, consumer finance and financial services offices throughout the nation. Washington Mutual's press releases are available at www.wamu.com.
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     IN CONNECTION WITH THE ISSUANCE OF EQUITY SECURITIES TO FINANCE THE
PROPOSED TRANSACTION, FIRST STATE WILL FILE A PROSPECTUS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY FIRST STATE WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.
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FREE COPIES OF FIRST STATE'S FILINGS MAY BE OBTAINED BY DIRECTING A REQUEST TO
FIRST STATE BANCORPORATION, ATTENTION-CHIEF FINANCIAL OFFICER, 7900 JEFFERSON, NE, ALBUQUERQUE, NM 87109; (505) 241-7598.

     This release includes forward-looking statements, within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The discussions regarding completion of the transaction and future growth of the franchise include forward-looking statements. Other forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statement. Some factors include fluctuations in interest rates, inflation, government regulations, loss of key personnel, faster or slower than anticipated growth, economic conditions, changes in the Company's ability to raise capital in the equity and debt market, competition's

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responses to the Company's marketing strategy, and competition in the geographic and business areas in which we conduct our operations.

     First State's news releases are available through the Investor Relations section of First State's website at www.fsbnm.com.
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